[redacted]

15026056

SEC MAIL PROCESSING SECTION
RECEIVED
APR 01 A.M.
WASH. D.C.
194

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 31, 2017 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-50272

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
SAMSUNG SECURITIES (AMERICA), INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 Avenue of the Americas, 26th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sang Moon Kim — 212-972-2454
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	NY	10112-0015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Sang Moon Kim, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Samsung Securities (America), Inc. as of and for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/~~26~~ 27 SK /2015
Date

President
Title

State of New York
County of Kings
Before me this 27 day of February
2015 came Sang Moon Kim
the person described in and who
signed the forgoing document. swore
or affirmed to the contents thereof

Notary Public

NATASHA LASHLEY-WILKINSON
Notary Public, State of New York
No. 01LA6157277
Qualified in Kings County
Commission Expires Dec. 04, 2018

Samsung Securities (America), Inc.
(A Wholly-Owned Subsidiary of
Samsung Securities Co., Ltd.)

(SEC I.D. No. 8-50272)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014
AND
REPORT OF INDEPENDENDENT REGISTERED PUBLIC ACCOUNTING FIRM
* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Samsung Securities (America), Inc.:

We have audited the accompanying statement of financial condition of Samsung Securities (America), Inc. (the "Company"), a wholly-owned subsidiary of Samsung Securities Co., Ltd. as of December 31, 2014 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Samsung Securities (America), Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 26, 2015

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of Samsung Securities Co., Ltd.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

SEC MAIL PROCESSING SECTION
RECEIVED
APR 01 A.M.
WASH. D.C.
194

ASSETS

CASH AND CASH EQUIVALENTS	$ 10,849,344
COMMISSIONS RECEIVABLE FROM PARENT	390,293
INTEREST RECEIVABLE	30,505
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL	20,000,000
PROPERTY AND EQUIPMENT, At cost, less accumulated depreciation of $547,898	71,171
PREPAID INCOME TAXES	70,171
OTHER ASSETS	147,781
TOTAL ASSETS	$31,559,265

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES — Accrued expenses and other liabilities	$ 1,050,123
STOCKHOLDER'S EQUITY:	
Common stock, par value $1 per share — 100 shares authorized; issued and outstanding 50 shares	50
Additional paid-in capital	4,999,950
Retained earnings	25,509,142
Total stockholder's equity	30,509,142
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$31,559,265

See notes to statement of financial condition.

1. DESCRIPTION OF BUSINESS

Samsung Securities (America), Inc., (the "Company") was incorporated on February 14, 1997 under the laws of the State of Delaware to conduct securities business in the United States. The Company, a wholly-owned subsidiary of Samsung Securities Co. Ltd. (the "Parent"), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company engages in broker and dealer transactions of Korean securities. Its principal customers are institutions in the U.S. investing in the emerging markets.

The Company clears all transactions on a fully disclosed basis through the Parent. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions. The Company claims exemption from SEC Rule 15c3-3 under Paragraph (k)(2)(i).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents — Cash and cash equivalents include cash on hand, demand deposits with banks, and short-term and highly liquid instruments purchased with an original maturity of three months or less at the date of acquisition.

Income Taxes — The Company accounts for income taxes in accordance with Accounting Standards Codification ("ASC") 740. Deferred tax assets and liabilities are computed for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. Such deferred tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

In accordance with ASC 740, the Company may recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Judgment is required in assessing the future tax consequences of events that have

been recognized in the financial statements or tax returns. There are no unrecognized tax benefits, interest or penalties recognized in the accompanying financial statements as of December 31, 2014.

Revenue Recognition — Commission revenues are accrued as earned. Interest and dividend revenues are earned from the underlying financial instruments owned and are recorded on an accrual basis.

Property and Equipment — Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the respective assets ranging from three to seven years.

Collateralized Agreements — Transactions involving securities purchased under agreements to resell (reverse repurchase agreements or reverse repos) are accounted for as collateralized agreements. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require the counterparty to deposit additional collateral when appropriate. Reverse repos are carried at contract value. Interest on such contract amounts is accrued and is included in interest receivable in the accompanying statement of financial condition.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and has elected to compute its net capital requirements in accordance with the Alternate Net Capital Requirement. Under this Alternate rule, net capital, as defined, shall be the greater of $250,000 or 2 percent of aggregate debits items arising from customer transactions, as defined. As of December 31, 2014, the Company has net capital of $9,797,031, which exceeds the required net capital by $9,547,031.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of that rule.

4. INCOME TAXES

The tax effect of each type of temporary difference that gave rise to a significant portion of the deferred tax assets as of December 31, 2014 is as follows:

Property and equipment	$	14,027
Deferred rent		43,473
Total deferred tax assets	$	57,500

The deferred tax assets are included in the other assets in the accompanying statement of financial condition. The necessity of establishing a valuation allowance was considered. Since it was

determined that it was more likely than not the Company would fully utilize the benefit of deferred tax assets on these deductible differences, the Company established no valuation allowance as of December 31, 2014.

The Company's corporate income tax returns for the years ended March 31, 2012, March 31, 2013 and the short year ended December 31, 2013 are open to examination by the Internal Revenue Service, and also remain open for the same period with respect to New York State and New York City taxing jurisdictions.

No material uncertain tax positions exist as of December 31, 2014.

5. RELATED PARTY TRANSACTIONS

The Company executes purchases and sales of Korean securities for customers through the Parent. Commissions on Korean equity securities transactions for customers are collected by the Parent directly from the customers and remitted periodically to the Company. The commission receivable from the arrangement with the Parent amounted to $390,293 as of December 31, 2014.

The Company has reverse repurchase agreements with the Parent in the amount of $20,000,000 with the maturity date of May 8, 2015, and the interest rate of London Interbank Offered Rate ("LIBOR") plus 0.75% semiannually (1.08% at December 31, 2014). The related interest receivable at December 31, 2014 amounted to approximately $31,000. At December 31, 2014, the fair value of financial instruments received as collateral where the Company is permitted to sell or repledge the securities was approximately $20,000,000.

6. EMPLOYEE BENEFIT PLAN

Eligible employees of the Company may elect to participate in the U.S. Employee Savings and Retirement Plan established by the Company. The plan is a defined contribution plan under Section 401(k) of the Internal Revenue Code. Eligible employees were permitted to contribute up to 15% of their compensation or $17,500 for the year ended December 31, 2014. Based upon each employee's length of service, the Company contributes up to 50% of each employee's contributions up to a maximum of 6% of the employee's compensation. Matched contributions are gradually vested over 5 years and become fully vested at the fifth year of the participating employee's employment with the Company.

7. PROPERTY AND EQUIPMENT

At December 31, 2014, office equipment, furniture and fixtures are comprised of the following:

Office equipment	$ 418,121
Furniture and fixtures	200,948
Total at cost	619,069
Less accumulated depreciation	(547,898)
Property and equipment - net	$ 71,171

8. COMMITMENT

The Company leases office space under noncancelable operating lease expiring in February 2018. The following is a schedule of the minimum annual rental commitment for such lease:

Year Ending December 31	Amount
2015	$ 737,313
2016	737,313
2017	737,313
2018	184,328
	$2,396,267

9. CREDIT RISK AND CLIENT ACTIVITIES

The Company clears securities transactions on behalf of customers through its clearing broker. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. There were no customers' unsettled trades at December 31, 2014. The Company seeks to control the risk associated with its customers' activities by monitoring the creditworthiness of its customers.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events after December 31, 2014, but before February 26, 2015, the date the financial statements were available to be issued. There were no subsequent events that required to be measured or disclosed in these financial statements.

* * * * * *

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of Samsung Securities (America), Inc.

1330 Avenue of Americas, Suite 26B
New York, NY 10019

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Samsung Securities (America), Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 26, 2015

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Samsung Securities (America), Inc.:

We have reviewed management's statements, included in the accompanying Samsung Securities (America), Inc.'s Exemption Report , in which (1) Samsung Securities (America), Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions for the period from June 1, 2014 to December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 26, 2015

Member of
Deloitte Touche Tohmatsu Limited

SECURITIES

SAMSUNG SECURITIES (AMERICA), INC.
1330 Ave of the Americas, Floor 26B
New York, NY 10019
Tel: 212-972-2220 / Fax: 212-972-3900

Samsung Securities (America), Inc.'s Exemption Report

Samsung Securities (America), Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3: *(k)(i)*

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(i) for the period from June 1, 2104 to December 31, 2014 without exception.

Samsung Securities (America), Inc.

I, SANG MOON KIM affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Title: President

February 26, 2015